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TANNER



TANNER

BUSINESS ADVISORS AND
CERTIFIED PUBLIC ACCOUNTANTS

CRITICAL KNOWLEDGE



PROACTIVE INSIGHT

The Chosen, LLC

Financial Statements
As of December 31, 2018 and 2017
and For the Year Ended December 31, 2018 and For the Period
from Inception (October 24, 2017) to December 31, 2017

Together with Independent Auditors' Report



Tanner LLC
Key Bank Tower at City Creek
36 South State Street, Suite 600
Salt Lake City, Utah 84111-1400
Telephone 801.532.7444
www.tannerco.com

TANNER
BUSINESS ADVISORS AND
CERTIFIED PUBLIC ACCOUNTANTS

Member of
Allinial
GLOBAL

INDEPENDENT AUDITORS' REPORT

To Management and Members of The Chosen, LLC

We have audited the accompanying consolidated financial statements of The Chosen, LLC and subsidiary (collectively, the Company), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and members' equity, and cash flows for the year ended December 31, 2018 and for the period from inception (October 24, 2017) to December 31, 2017, and the related notes to consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from inception (October 24, 2017) through December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Tanner LLC

April 30, 2019



THE CHOSEN, LLC AND SUBSIDIARY
Consolidated Balance Sheets

As of December 31,

		2018		2017
Assets				
Current assets:				
Cash	$	220,700	$	194,354
Accounts receivable		20,410		-
Prepaid expenses and other current assets		98,904		646
Total current assets		340,014		195,000
Film costs		3,884,663		30,000
Total assets	$	4,224,677	$	225,000
Liabilities and Members' Equity				
Liabilities:				
Accounts payable	$	539,435	$	38,663
Notes payable		76,327		-
Total liabilities		615,762		38,663
Commitments and contingencies (See note 3)				
Members' equity		3,608,915		186,337
Total liabilities and members' equity	$	4,224,677	$	225,000



	For the Year Ended December 31, 2018	For the Period from Inception (October 24, 2017) to December 31, 2017
Revenue	$ 56,465	$ -
Operating expenses:		
General and administrative	162,897	12,731
Advertising and marketing	752,344	932
Total operating expenses	915,241	13,663
Net loss	$ (858,776)	$ (13,663)

THE CHOSEN, LLC AND SUBSIDIARY

Consolidated Statements of Members' Equity

For the Year Ended December 31, 2018
and for the Period From Inception (October 24, 2017) to December 31, 2017

	Common Units	Class A Preferred Units	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balance at October 24, 2017 (at Inception)	-	-	$ -	$ -	$ -
Member contributions	-	-	200,000	-	200,000
Net loss	-	-	-	(13,663)	(13,663)
Balance at December 31, 2017	-	-	200,000	(13,663)	186,337
Issuance of founders' common units	13,900,000	-	-	-	-
Issuance of preferred units for cash	-	4,636,978	4,436,408	-	4,436,408
Offering expense	-	-	(167,781)	-	(167,781)
Equity-based compensation	-	-	12,727	-	12,727
Net loss	-	-	-	(858,776)	(858,776)
Balance at December 31, 2018	13,900,000	4,636,978	$ 4,481,354	$ (872,439)	$ 3,608,915



	For the Year Ended December 31, 2018	For the Period from Inception (October 24, 2017) to December 31, 2017
Cash flows from operating activities:		
Net loss	$ (858,776)	$ (13,663)
Adjustments to reconcile net loss to net cash used in operating activities:		
Equity-based compensation	12,727	-
Increase in:		
Accounts receivable	(20,410)	-
Prepaid expenses	(98,258)	(646)
Film costs	(3,854,663)	(30,000)
Increase in:		
Accounts payable	500,772	38,663
Net cash used in operating activities	(4,318,608)	(5,646)
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Member contributions	-	200,000
Net proceeds from issuance of preferred units	4,268,627	-
Proceeds from issuance of notes payable	156,327	-
Payments on notes payable	(80,000)	-
Net cash provided by financing activities	4,344,954	200,000
Net change in cash	26,346	194,354
Cash at beginning of period	194,354	-
Cash and at end of period	$ 220,700	$ 194,354



1. **Description of Organization and Summary of Significant Accounting Policies**

Organization

The Chosen, LLC (the Company) was organized on October 24, 2017 as a perpetual Utah Limited Liability Company. The Company is a business whose planned principal operations are the production and distribution of a television series. The television series is currently in the development stages. The Company is in the process of raising additional equity capital to support the completion of its television series (see note 8).

Principles of Consolidation

The consolidated financial statements include the accounts of The Chosen, LLC and its wholly owned subsidiary The Chosen Texas, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Recently Issued Accounting Pronouncements

In March 2019, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2019-02, *Entertainment – Films – Other Assets – Films Costs* (Subtopic 926-20) *and Entertainment – Broadcasters – Intangibles – Goodwill and Other* (Subtopic 920-350). ASU 2019-02 requires management to evaluate a film or license agreement for program material within the scope of Subtopic 920-350 for impairment at the film level when the film or license agreement is predominantly monetized on its own.   ASU 2019-02 is effective for reporting periods ending after December 15, 2020. Early adoption is permitted.   Management has determined to early adopt this standard effective January 1, 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, could exceed federally insured limits. As of December 31, 2018 and 2017, the Company did not have any cash that exceeded federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company's invested cash will not be impacted by adverse conditions in the financial markets.



1. Description of Organization and Summary of Significant Accounting Policies *Continued*

Concentrations of Credit Risk - Continued
A major customer is considered to be one that comprises more than 10% of the Company's accounts receivable or annual revenues. As of and for the year ended December 31, 2018, 100% of the Company's revenues and accounts receivable related to one customer. The Company did not have any revenues or accounts receivable as of and for the period from inception (October 24, 2017) through December 31, 2017.

Accounts Receivable
Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by identifying specific troubled accounts and applying historical experience. Receivables are written off when management determines the likelihood of collection is remote. Recoveries of receivables previously written off are recorded when payment is received.

Film Costs
Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. As of December 31, 2018 and 2017, $3,884,663 and $30,000 in film preproduction costs were capitalized, respectively.

The Company amortizes film costs in proportion to the recognition of the related revenue from each episode. Amortization expense for film costs was $0 for 2018 and 2017.

The Company periodically evaluates impairment of unamortized film cost. Any unamortized film costs in excess of fair value are written off. As of December 31, 2018 and 2017, the Company determined no impairment existed.

Advertising and Marketing
Advertising costs are expensed as incurred. Advertising expenses totaled $752,344 for the year ended December 31, 2018 and $932 for the period from inception (October 24, 2017) through December 31, 2017.

Reclassifications
Certain amounts in the 2017 financial statements have been reclassified to conform to the current year presentation.



1. **Description of Organization and Summary of Significant Accounting Policies** *Continued*

    Income Taxes
    The Company is a Utah limited liability company. Under this structure, the Company is not subject to income tax at the Federal level and state level, as its members are liable for the income taxes on the Company's income or loss.

    Subsequent Events
    Management has evaluated events and transactions for potential recognition or disclosure through April 30, 2019, which is the date the financial statements were available to be issued.

2. **Liquidity**

    The Company has incurred significant net losses since inception that have accumulated to approximately $872,000 as of December 31, 2018. The Company used net cash of approximately $4,319,000 in operating activities in 2018. The net losses and use of cash in operating activities resulted from the filming and producing of the first four episodes of *The Chosen* series. Through the year ended December 31, 2018, the Company had not generated significant revenues. Subsequent to December 31, 2018, the Company raised an additional $5,455,295 (see Note 8). In addition, the Company has started generating revenues following the release of episodes of *The Chosen* in April 2019. Management may continue fundraising activities in 2019. Management believes that existing cash balances along with increased revenues will sustain ongoing operations through at least April 30, 2020.

    The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to produce its television series. There can be no assurance that the Company will be successful in its efforts to raise sufficient capital to complete its television series.

3. **Commitments and Contingencies**

    Litigation
    The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company's financial position, results of operations, or liquidity.

    Exclusivity Agreement
    In 2018, the Company entered into an exclusive video-on-demand and subscription licensing agreement with VidAngel, Inc. (VidAngel), for distribution of the Company's planned television series.



3. **Commitments and Contingencies** *Continued*

Consulting and Coordination Agreement
In 2018, the Company entered into a consulting and coordination agreement with VidAngel. The Company will pay VidAngel the fee for consulting services no later than the closing of the Company's Regulation A offering for at least the minimum amount. The agreement is structured such that no fee is due unless the minimum amount is met. As of December 31, 2018, the minimum amount had not been achieved.

Subsequent to year-end, the Company achieved the minimum amount for the Regulation A offering. Fees due to VidAngel of $600,000 for services provided will be reflected in the 2019 financial statements.

Employee Agreements
The Company has entered into employment agreements with members of management and certain contractors. The terms of the agreements vary but include one or more of the following provisions: stipulated base salary, equity grants, profit sharing, royalties, retention bonuses, vacation benefits, and severance.

4. **Equity-Based Compensation**

The Company entered into an agreement with a member of management to grant an ownership interest of common units in the Company's parent company for services performed for The Chosen, LLC. The value of $20,000 on the grant date was based on the amount paid in cash by other members for an equivalent ownership interest of common units in the Company (the parent company's sole asset is the Company). The equity grant vests upon the release of the first season of *The Chosen*. The expense associated with the equity grant is being recognized ratably through the expected release date with $12,727 recognized for the year ended December 31, 2018. The remaining $7,273 is expected to be recognized in the year ending December 31, 2019.

5. **Notes Payable**

The Company entered into several promissory notes with VidAngel during 2018. Each note is non-interest bearing and is due the earlier of January 31, 2020 or upon the Company raising at least $9,000,000 in investments from the Regulation A Offering. As of December 31, 2018, the aggregate balance of the notes outstanding was $67,340. Subsequent to year-end, the Company exceeded the $9,000,000 threshold and paid these notes in full in January 2019.

The Company entered into a non-interest bearing promissory note with a member of management that is unsecured and due upon demand. The outstanding balance of the note as of December 31, 2018 was $8,987.



6. **Preferred Units**   The Company's Class A Preferred Units (Units) are non-voting. If and when distributions are declared, distributions are first made to the holders of the Units until 120% of $1 per Unit has been distributed to the holders in proportion to their interest. Thereafter, distributions are made to the holders of the common units in proportion to their interest.

7. **Related Party Transactions**   During 2018, the Company obtained all rights, title and interest in and to the audio-visual work entitled "The Shepherd" together with all rights to the "previous Jesus-era audio-visual vignettes" from Creatus, LLC, an entity controlled by the managing member of the Company, for $100,000.

   During 2018, the Company entered into agreements with a member of the Company to operate as the Director and a screenwriter for the first four episodes of The Chosen Series for $100,000 and $40,000. The Company also paid the same member $45,000 for pre-production contract labor performed in 2018.

8. **Subsequent Event**   Subsequent to December 31, 2018, the Company raised gross of offering costs an additional $5,455,295 pursuant to its Regulation A Offering, resulting in the issuance of 5,345,146 shares of Class A preferred units.